Exhibit (a)(5)(F)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE JDA SOFTWARE, INC. STOCKHOLDER LITIGATION	) )	CONSOLIDATED Civil Action No. 8049-VCN

MEMORANDUM OF UNDERSTANDING

The parties to the class action lawsuit pending before the Court of Chancery of the State of Delaware (the “Court of Chancery” or the “Court”), captioned In re JDA Software, Inc. Stockholder Litigation, C.A. No. 8049-VCN (the “Action”), by and through their respective counsel, have reached an agreement in principle providing for the settlement of the Action on the terms and subject to the conditions set forth in this Memorandum of Understanding (“MOU”):

WHEREAS, on November 1, 2012, JDA Software Group, Inc. (“JDA”) and RedPrairie Corporation (“RedPrairie”) announced that JDA and affiliates of RedPrairie had entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which entities affiliated with RedPrairie would acquire JDA through an all cash tender offer (the “Tender Offer”) and subsequent merger (the “Merger” and, together with the “Tender Offer,” the “Proposed Acquisition”);

WHEREAS, on November 2, 2012, Plaintiff John D’Agostino filed a Class Action Complaint in the Superior Court of the State of Arizona, in and for the County of Maricopa, Case No. CV 2012-056375, individually and on behalf of all similarly situated public stockholders of JDA, against JDA, RedPrairie, RP Crown Parent, LLC, James D. Armstrong, Hamish Brewer, J. Michael Gullard, Richard Haddrill, Jock Patton, and Arthur C. Young (the “Arizona Action”);

WHEREAS, the Tender Offer was commenced on November 15, 2012;

WHEREAS, on November 15, 2012, (i) affiliates of RedPrairie filed with the Securities and Exchange Commission (the “SEC”) their Schedule TO Tender Offer Statement (the “Schedule TO”) and (ii) JDA filed with the SEC its Schedule 14D-9 Solicitation/Recommendation Statement (the “Schedule 14D-9”), in each case in connection with the Tender Offer;

WHEREAS, on November 20, 2012, Plaintiff Tammy Neuman filed a Verified Class Action Complaint in the Court of Chancery (the “Neuman Complaint”), on behalf of herself and on behalf of all similarly situated public stockholders of JDA, against JDA, the members of JDA’s board of directors (James D. Armstrong, Hamish N. Brewer, J. Michael Gullard, Richard Haddrill, Jock Patton, and Arthur C. Young – collectively, the “Individual Defendants”), RedPrairie Holding, Inc, RedPrairie, RP Crown Holding, LLC, RP Holding, L.L.C., RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC, New Mountain Capital, L.L.C., and New Mountain Partners III, L.P., (RedPrairie Holding, Inc, RedPrairie, RP Crown Holding, LLC, RP Holding, L.L.C., RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC, New Mountain Capital, L.L.C., and New Mountain Partners III, L.P., are collectively referred to herein as the “RedPrairie Defendants”);

WHEREAS, the Verified Class Action Complaint alleges that the Individual Defendants breached their fiduciary duties in connection with the Proposed Acquisition and that JDA and the RedPrairie Defendants aided and abetted those alleged breaches;

WHEREAS, on November 20, 2012, Plaintiff Neuman also filed a Motion to preliminarily enjoin the consummation of the Proposed Acquisition, and moved the Court for an order expediting proceedings;

WHEREAS, in certain circumstances, subject to the terms and conditions of the Merger Agreement, the parties to the Merger Agreement have agreed to consummate the Proposed Acquisition as a one-step Merger transaction if the Tender Offer is not completed;

WHEREAS, on November 21, 2012, the Company filed a preliminary Proxy Statement on Schedule 14A with the SEC concerning the potential one-step Merger (as amended as of the effective date of this MOU, the “Preliminary Proxy”);

WHEREAS, on November 21, 2012, Plaintiff New Jersey Building Laborers Annuity Fund filed a separate Verified Class Action Complaint, individually and on behalf of all other similarly situated public stockholders of JDA, against substantially the same defendants and asserting substantially similar claims as those alleged in the Neuman Complaint;

WHEREAS, on November 29, 2012, JDA filed with the SEC Amendment No. 4 to the Schedule 14D-9, making additional disclosures;

WHEREAS, on November 30, 2012, the Court entered Plaintiff Neuman’s and Plaintiff New Jersey Building Laborers Annuity Fund’s proposed Order of Consolidation and Appointment of Co-Lead Counsel and Scheduling Regarding Expedited Proceedings, appointing the law firms of Milberg LLP and Pomerantz Grossman Hufford Dahlstrom & Gross LLP as Plaintiffs’ Co-Lead Counsel, and setting a schedule for the filing and service of briefing in connection with Plaintiffs’ Motion for Preliminary Injunction;

WHEREAS, on November 30, 2012, Arizona Plaintiff and all Parties to the above captioned action agreed to pursue this litigation in Delaware;

WHEREAS, the parties participated in expedited discovery concerning the Proposed Acquisition, including the depositions of Hamish Brewer, Director, President and Chief Executive Officer of JDA; Jock Patton, Director of JDA; Dragoljub Rajkovic, Managing Director at J.P. Morgan, the financial advisor to JDA; and Alok Singh, the Chairman of RedPrairie; as well as the review by Plaintiffs’ counsel of documents produced by Defendants;

WHEREAS, on December 4, 2012, Plaintiffs filed their Opening Brief in Support of their Motion for a Preliminary Injunction;

WHEREAS, counsel for Plaintiffs and Defendants in the Action have engaged in negotiations concerning a possible settlement of the Action, and the Parties have reached an agreement to settle the Action as described herein;

WHEREAS, Plaintiffs and their counsel believe that a settlement of the Action on the terms reflected in this MOU is fair, reasonable, and adequate and in the best interests of JDA’s public stockholders;

WHEREAS, the Defendants, to avoid the costs, disruption, and distraction of further litigation, and to permit the timely closing of the transactions contemplated by the Merger Agreement, and without admitting the validity of any allegations made in the Action or the Arizona Action or of any of the additional purported concerns expressed by Plaintiffs about the Proposed Acquisition, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in this MOU, and in the absence of Plaintiffs’ claims would not have made all the supplemental disclosures called for by this MOU. In addition, some of the disclosures in Amendment No. 4 to the Schedule 14D-9 were responsive to certain of Plaintiffs’ claims in the Action; and

WHEREAS, the Defendants specifically deny the allegations made in the Action or the Arizona Action and all other purported concerns expressed by Plaintiffs with respect to the Proposed Acquisition and the Merger Agreement, and Defendants maintain that they have committed no breach of fiduciary duty or other wrongdoing whatsoever, have committed no disclosure or other violations in connection with the Merger Agreement or the Proposed Acquisition, and have not aided or abetted any breach of fiduciary duty or other alleged wrongdoing.

NOW THEREFORE, on December 7, 2012, the parties to the Action reached the following agreement in principle, which, when reduced to a stipulation of settlement following negotiations by the parties in good faith, is intended to be a full and final resolution of the Action and the Arizona Action (the “Settlement”):

1. Additional Disclosures. The Parties agree that JDA will cause supplemental disclosures, agreed as to form and substance by the Parties and attached hereto as Exhibit A (the “Additional Disclosures”), to be included in an additional amendment to the Schedule 14D-9 to be filed with the SEC, and that the same disclosures will be included in any final Proxy Statement that JDA might subsequently file pursuant to the terms of the Merger Agreement in connection with a potential one-step Merger. Plaintiffs acknowledge that the parties to the Merger Agreement may (but shall not be obligated to) negotiate or agree to amendments or modifications to the Merger Agreement or the Schedule 14D-9 and/or make further disclosures as may be necessary or required prior to the effective time of the Proposed Acquisition to facilitate the consummation of the Proposed Acquisition, and Plaintiffs agree that they will not challenge or object to or bring any action related to any such amendments or modifications so long as they are not inconsistent with the fairness of the Settlement as referenced in this MOU, as well as all applicable laws and regulations.

2. Stipulation of Settlement. The Parties shall negotiate in good faith and execute an appropriate Stipulation of Settlement (the “Stipulation”) and will present the Stipulation and such other documentation as may be required to obtain the Court’s approval of the Settlement (the “Settlement Documents”) to the Court as soon as practicable following execution of the

Stipulation, and the Parties will use their best efforts to obtain final court approval of the Settlement and dismissal of the Action and the Arizona Action with prejudice as to all claims asserted or which could have been asserted in the Action and without costs to any Party (other than as expressly provided herein). If the parties are unable to reach agreement with respect to the Stipulation, then any of the parties to this MOU have the right to seek the Court’s approval of the Settlement to enforce the terms of this MOU.

3. Certification of Class. The Stipulation shall provide for the conditional certification, pursuant to Rule 23 of the Rules of the Court of Chancery, for settlement purposes only, of the Action as a non-opt out class action on behalf of a class that consists of all record and beneficial owners of common stock of JDA during the period beginning on November 1, 2012 through the date of the consummation of the Proposed Acquisition, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them (collectively, the “Class”). Excluded from the Class are Defendants, members of the immediate family of any Individual Defendant, any entity in which a Defendant has or had a controlling interest, and the legal representatives, heirs, successors, or assigns of any such excluded person.

4. Stay Pending Court Approval. Pending negotiation, execution, and Court approval of the Stipulation and Settlement, Plaintiffs agree to stay the proceedings in the Action and to stay and not to initiate any and all other proceedings other than those incident to the Settlement itself, including without limitation the Arizona Action. The Parties also agree to use their best efforts to prevent, stay, or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties to this

MOU that challenges the Settlement or the Proposed Acquisition (including the Merger Agreement and any public disclosures, statements or filings made in connection therewith), or otherwise involves a settled claim, including without limitation the Arizona Action.

5. Injunction Against Further Proceedings. The Stipulation shall provide for an injunction against any further proceedings in the Action other than proceedings to implement the Settlement. The Stipulation shall provide for the entry of an injunction against the members of the Class bringing any claims covered by the Settlement in any other action, suit, or proceeding. If any action is filed or has been filed in any court asserting claims that are related to the subject matter of the Action prior to final court approval of the proposed Settlement (including resolution of any and all appeals), the Parties shall cooperate in obtaining the dismissal or withdrawal of such related litigation with prejudice, including where appropriate, joining in any motion to dismiss or demurrer to such litigation. The foregoing specifically applies, without limitation, to the Arizona Action.

6. Releases. The Stipulation shall provide for the entry of judgment in appropriate form, dismissing the Action with prejudice and for a general release barring, settling, and releasing all claims, demands, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal, or proceeding, including without limitation in the Arizona Action (including, but not limited to, any claims arising under federal, state or foreign statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or state disclosure laws or otherwise) by or on behalf of the Plaintiffs or any member of the Class (whether individual, class, derivative, representative, legal, equitable or any other type in their capacity as shareholders), against any or all of the Released Parties (as defined below), whether or not any such Released Parties were named, served with process, or appeared in the Action, which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, acquisitions, matters, acts, occurrences, statements, representations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related, directly or indirectly, in any way to: (i) the matters alleged in any and all pleadings or briefs filed in the Action or in the Arizona Action; (ii) the Merger Agreement and the transactions contemplated thereby (including the Tender Offer and the Merger); (iii) the Schedule TO and Schedule 14D-9 in connection with the Tender Offer, the Preliminary Proxy and any subsequent Proxy Statement filed pursuant to the terms of the Merger Agreement in connection with a potential one-step Merger, any amendments, supplements, or modifications to any of the foregoing, and any other public disclosures made in connection with the Proposed Acquisition; (iv) the fiduciary obligations (including any disclosure obligations) of any of the Defendants or Released Parties in connection with the Merger Agreement, the Proposed Acquisition, the Schedule TO and Schedule 14D-9 in connection with the Tender Offer, the Preliminary Proxy and any subsequent Proxy Statement filed pursuant to the terms of the Merger Agreement in connection with a potential one-step Merger, any amendments, supplements, or modifications to any of the foregoing, and any other public disclosures made in connection with the Proposed Acquisition; (v) the negotiations in connection with the Merger Agreement and Proposed Acquisition; or (vi) any and all conduct by any of the Defendants or any of the other Released Parties arising out of or relating in any way to the negotiation or execution of this MOU and any subsequent Stipulation (collectively, the “Released Claims”). The Released Claims shall include any and all claims under the federal securities laws related to the Schedule TO and the Schedule 14D-9 in connection with the Tender Offer, the Preliminary Proxy and any subsequent Proxy Statement filed pursuant to the terms of the Merger Agreement in connection with a potential one-step Merger, any amendments, supplements, or modifications to any of the foregoing, and any proxy statement or other public disclosures, statements, or filings filed in connection with the Proposed Acquisition, the Merger Agreement, or any of the transactions contemplated thereby. The Settlement shall provide for a waiver of any statutory provision or common law doctrine that limits the scope of a general release, including, but not limited to, a waiver of any rights or benefits under Section 1542 of the California Civil Code. The Released Claims shall not include (i) any statutory appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”) that any JDA stockholder may have and perfected in connection with the Merger in accordance with the DGCL or (ii) the right of any person to enforce the terms of the Settlement. The Settlement also shall provide a release for Plaintiffs, Class members, and their counsel. As used herein, the term “Released Parties” shall include all Defendants to the Action, including, for the avoidance of doubt, JDA, James D. Armstrong, Hamish Brewer, J. Michael Gullard, Richard Haddrill, Jock Patton, Arthur C. Young, RedPrairie Holding, Inc., RedPrairie Corporation, RP Crown Holding, LLC, RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC, New Mountain Capital, L.L.C. and New Mountain Partners III, L.P., as well as each of their respective families, parent entities, controlling persons, associates, affiliates, predecessors, successors, or subsidiaries, and each and all of their respective past or present officers, directors, stockholders, members, principals, managers, representatives, employees, attorneys, insurers, financial or investment advisors, consultants, accountants, investment bankers (including any entity providing a fairness opinion relating to the Proposed Acquisition), agents, general or limited partners or partnerships, limited liability companies, heirs, executors, trustees, personal or legal representatives, estates, administrators, predecessors, successors and assigns.

7. Dismissal With Prejudice. The Stipulation shall provide that upon approval of the Settlement, the Action shall be dismissed with prejudice. The parties shall use best efforts to obtain dismissal with prejudice of the Arizona Action.

8. Denial of Liability. The Stipulation shall provide that Defendants have denied and continue to deny the allegations made in the Action and the Arizona Action, and that they have maintained and continue to maintain that they have committed no breach of fiduciary duty or other wrongdoing whatsoever, and have committed no disclosure or other violations, in connection with the Proposed Acquisition or the Merger Agreement, and have not aided or abetted any breach of fiduciary duty or other alleged wrongdoing.

9. Notice. The Stipulation shall include an agreement by the Parties as to the form, content, and manner of notice of settlement to be provided to members of the Class, subject to Court approval (when approved by the Court, the “Notice”). JDA shall be responsible for providing the Notice to the members of the Class. JDA (or its insurer(s) or any successor-in-interest) shall pay, on behalf of and for the benefit of all Defendants, all reasonable costs and expenses incurred in providing Notice to the members of the Class and shall cooperate with Plaintiffs’ counsel in providing such information as is reasonably available to it.

10. Fees and Expenses. Subject to the terms and conditions of this MOU, the terms and conditions of the Stipulation contemplated hereby, and consummation of the Proposed Acquisition, and further subject to approval of the Settlement and such fees and expenses by the

Court, JDA (or its insurer(s) or any successor-in-interest) will pay or cause to be paid to Plaintiffs’ counsel such attorneys’ fees and expenses as may be awarded by the Court. Defendants and Plaintiffs will negotiate in good faith regarding the amount of attorneys’ fees and expenses that JDA (or its insurer(s) or any successor-in-interest) will, subject to the Court’s approval, pay or cause to be paid to Plaintiffs’ counsel. If the Parties are able to reach agreement on such an amount, Plaintiffs and Plaintiffs’ counsel will seek an order from the Court awarding fees and expenses to Plaintiffs’ counsel in an amount not to exceed the agreed-upon amount. The Parties agree that Defendants (or their insurer(s) or any successor-in-interest) shall not be required to pay or cause to be paid fees and expenses in an amount higher than the agreed-upon amount, and that if the Court awards an amount of fees and expenses that is less than the agreed-upon amount, Plaintiffs and Plaintiffs’ counsel will accept the reduced amount. If the Parties are unable to reach agreement on an amount of Plaintiffs’ attorneys’ fees and expenses, the parties intend to, and do, preserve all arguments in connection with any petition for attorneys’ fees and expenses by Plaintiffs’ counsel to the extent that such arguments do not directly contradict the facts set forth herein. However, any failure by the Parties to reach agreement on an amount of attorneys’ fees and expenses, or any decision by the Court not to approve (or to reduce) any agreed-upon amount of attorneys’ fees and expenses, shall not affect the validity of the Settlement. Defendants have agreed that, subject to the Court’s approval, consummation of the Proposed Acquisition, and the provisions of this paragraph 10, JDA (or its insurer(s) or any successor-in-interest) will pay or cause to be paid to Plaintiffs’ counsel, on behalf of and for the benefit of all Defendants, such attorneys’ fees and reimbursement of expenses as are awarded by the Court (the “Fees and Expenses”). JDA (or its insurer(s) or successor-in-interest) shall pay or cause to be paid the Fees and Expenses within ten (10) business days of the later of (a) the entry of an order by the Court finally approving the Settlement on the terms contained in the Stipulation and the amount of such Fees and Expenses, even though such order may be subject to appeal; or (b) consummation of the Proposed Acquisition. In the event that the Court’s order approving the amount of Fees and Expenses is reversed or modified on appeal, Plaintiffs’ counsel shall refund to JDA (or its insurer(s) or successor-in-interest) the Fees and Expenses (or portion thereof) consistent with such reversal or modification. Plaintiffs in both the Delaware Action and the Arizona Action agree and confirm that they will not seek a separate award of attorneys’ fees and expenses in connection with the Arizona Action, and that the payment to Plaintiffs’ counsel of the Fees and Expenses approved by the Court of Chancery will be in connection with both the Delaware Action and the Arizona Action and discharge in full any obligation of JDA and/or any other Defendant (and their respective insurers or successors-in-interest) to pay or cause to be paid attorneys’ fees and expenses in connection with both the Delaware Action and the Arizona Action. Neither JDA nor any of the Defendants shall have any obligation to pay any of the Fees and Expenses pursuant to the Settlement unless the Proposed Acquisition shall have been consummated.

11. Approval. The Settlement is subject to the Court’s approval; provided, however, that the Court’s approval of the Settlement is not contingent on its approval of the Fees and Expenses referred to in paragraph 10.

12. Governing Law and Jurisdiction. This MOU and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware. The parties agree that any dispute arising out of or relating in any way to this MOU, the Stipulation, or the Settlement Documents shall not be litigated or otherwise pursued in any forum or venue other than the Court of Chancery of the State of Delaware.

13. Binding Effect. This MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors, and assigns.

14. Conditions. This MOU shall be rendered null and void and of no force and effect, unless otherwise agreed by the Parties in writing, in the event that: (a) the Court fails to enter an order finally approving the Settlement; (b) JDA and the other parties to the Merger Agreement terminate the Merger Agreement or the Proposed Acquisition is not consummated for any reason; or (c) the Court declines to conditionally certify the settlement Class as requested in the Stipulation. In such an event, or in the event any Party withdraws from the Settlement in accordance with the terms of this MOU, the Parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein shall not be deemed to prejudice in any way the positions of the Parties with respect to the Action or the Arizona Action, or to constitute an admission of fact or wrongdoing by any Party, and shall not entitle any Party to recover any costs or expenses incurred in connection with the implementation of paragraph 9 of this MOU. In such event, and consistent with applicable evidentiary rules, neither the existence of this MOU nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other proceeding, provided, however, that nothing herein shall preclude use of the MOU in connection with any application for an award of fees and expenses by Plaintiffs’ counsel. Without limiting the foregoing, if the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in any future proceedings.

15. Execution. This MOU will be executed by counsel for the parties to the Action and the Arizona Action, each of whom represents and warrants that they have the authority from their client(s) to enter into this MOU and bind their clients thereto. Plaintiffs represent and warrant that they have been stockholders of JDA at all relevant times, that as of the date hereof, they continue to hold their stock in JDA and, if requested by any Defendant, shall provide written proof thereof before execution of the Stipulation, and that none of Plaintiffs’ claims or causes of action referred to in any complaint in the Action, the Arizona Action or this MOU have been assigned, encumbered, or in any manner transferred in whole or in part. This MOU may be executed in any number of actual, telecopied, or electronically distributed counterparts (including by way of conformed or electronic signatures in accordance with applicable Court rules and procedures) and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual, telecopied, or electronically distributed counterpart may be joined together and attached and will constitute one and the same instrument.

16. Modifications. This MOU may be modified or amended only by a writing executed by the Parties hereto (or on their behalf by counsel).

17. Court Copy. Within one business day of the execution of this MOU, Plaintiffs’ counsel shall provide a copy of this MOU to the Court.

18. Dismissal of Arizona Action. The parties to this MOU agree to seek dismissal with prejudice of the Arizona Action no later than five (5) business days after the date on which the order of the Court of Chancery approving the Settlement becomes final and no longer subject to further appeal or review.

[Signature Pages Follow]

Dated: December 7, 2012	RIGRODSKY & LONG, P.A.

/s/ Brian D. Long

OF COUNSEL:

Gustavo F. Bruckner

Samuel J. Adams

POMERANTZ GROSSMAN

HUFFORD DAHLSTROM &

GROSS LLP

600 Third Avenue

New York, NY 10016

(212) 661-1100

Anita Kartalopoulos

Benjamin Y. Kaufman

Gloria Kui Melwani

Jessica Sleater

MILBERG LLP

One Penn Plaza

New York, NY 10119-0165

(212) 594-5300

Albert G. Kroll

KROLL HEINEMAN CARTON, LLC

Metro Corporate Campus I

99 Wood Avenue South

Suite 307

Iselin, NJ 08830

(732) 491-2100

Jacob T. Fogel

LAW OFFICE OF JACOB T.

FOGEL, ESQ.

26 Court Street

Brooklyn, NY 11242

Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) Rigrodsky & Long, P.A. 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302) 295-5310 Attorneys for Plaintiffs and the Class

Dated: December 7, 2012	MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ Kenneth J. Nachbar

OF COUNSEL: Sandra C. Goldstein CRAVATH, SWAINE & MOORE LLP 825 8th Avenue New York, NY 10019

Kenneth J. Nachbar (#2067)

Shannon E. German (#5172)

1201 North Market Street, 18th Floor

Wilmington, DE 19801 (302) 658-9200

Attorneys for Defendants JDA Software Group, Inc., James D. Armstrong, Hamish N. Brewer, J. Michael Gullard, Richard Haddrill, Jock Patton, and Arthur C. Young

Dated: December 7, 2012	POTTER ANDERSON & CORROON LLP

/s/ Michael A. Pittenger

OF COUNSEL: Peter L. Simmons, Esq. FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP One New York Plaza New York, NY 10004

Michael A. Pittenger (#3212)

Gerard M. Clodomir (#5467)

Hercules Plaza, 6th Floor

1313 North Market Street

Wilmington, DE 19801

(302) 984-6000

Attorneys for Defendants RedPrairie Holding, Inc., RedPrairie Corporation, RP Crown Holding, LLC, RP Holding, L.L.C., RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC, New Mountain Capital, L.L.C. and New Mountain Partners III, L.P.

Dated: December 7, 2012	ROBBINS GELLER RUDMAN & DOWD LLP /s/ David T. Wissbroecker
David T. Wissbroecker 655 West Broadway, Suite 1900 San Diego, CA 92101 (619) 231-1058

SCHNEIDER WALLACE COTTRELL BRAYTON KONECKY LLP Michael C. McKay 8501 North Scottsdale Road Suite 270 Scottsdale, AZ 85253 (480) 428-0144 Attorneys for Arizona Action Plaintiff John D. Agostino

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